UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Coty Inc.

(Name of Subject Company (Issuer))

Cottage Holdco B.V.

(Names of Filing Persons (Offeror))

JAB Cosmetics B.V.

JAB Holdings B.V.

Agnaten SE

Lucresca SE

(Names of Filing Persons (Other Persons))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

222070203

(CUSIP Number of Class of Securities)

Joachim Creus

Cottage Holdco B.V.

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

+31 20 406 10 01

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Paul T. Schnell, Esq.

Sean C. Doyle, Esq.

Maxim O. Mayer-Cesiano, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
Not applicable	Not applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This filing relates solely to preliminary communications made before the commencement of a proposed offer by Cottage Holdco B.V. (“Purchaser”), a wholly-owned subsidiary of JAB Cosmetics B.V., to purchase up to 150,000,000 shares of Class A Common Stock, par value $0.01 per share (“Shares”), of Coty Inc. (the “Company”), at a price of $11.65 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO to be filed with the Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

The tender offer described in this document has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. At the time the offer is commenced, Purchaser will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. Thereafter, the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer as required by applicable law. The Company’s stockholders and other investors are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement because they will contain important information which should be read carefully before any decision is made with respect to the tender offer.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of the Company at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by the information agent for the offer.

ITEM 12.	EXHIBITS.

Exhibit Number	Description

99.1	Press release issued by Purchaser on February 12, 2019.